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                                                                    EXHIBIT 99.3



                   Employment Agreement between the Registrant and Roy H. Slavin, dated November 28, 1995


November 28, 1995


Mr. Roy Slavin
888 Van Dyke Drive
Laguna Beach, CA  92651

Re:      Employment Agreement

Dear Roy:

         As we have previously discussed, Wonderware Corporation (the "Company") is pleased to offer you the position of President and Chief Operating Officer on the terms set forth below (the "Agreement"), beginning on June 1, 1995 ("Effective Date").

         1. Duties and Responsibilities. As the Company's President and Chief Operating Officer, you will perform the duties customarily associated with this position and such other duties as may be assigned to you by me in my position as the Company's Chief Executive Officer. You will report to the Chief Executive Officer. You will be elected to the Company's Board of Directors at the first meeting of the Board following the date you commence employment with the Company. You agree to exercise the highest degree of professionalism, utilize your expertise and creative talents, and devote all of your business time in performing your duties, both as the Company's President and Chief Operating Officer and as a member of the Board. You will be considered for a promotion to become the Company's Chief Executive Officer if you and I mutually agree after you have worked at the Company for at least 6 months. Of course, the Board will need to evaluate your job performance and approve any promotion to Chief Executive Officer before it can become effective. The Company will provide you with necessary staff support to permit you to discharge your responsibilities effectively.

         2. Base Salary and Bonus. Your base salary will be thirteen thousand dollars ($13,000) per month, less payroll deductions and withholdings. You will also receive a sign-on bonus in the amount of one hundred thousand dollars ($100,000), less payroll deductions and withholdings, which will be payable in quarterly installments beginning on your start date and each three months thereafter provided that you are employed by the Company on the relevant payment date.

         You will also be eligible to earn a cash bonus as determined under the terms of the "Wonderware January-December 1995 Incentive Compensation Program" (the "1995 Incentive Bonus Plan") and any cash incentive compensation program that succeeds the 1995 Incentive Bonus Plan. Your semi-annual "Quota Bonus amount" will be $26,000 and your semi-annual "Profit Bonus amount" will be $26,000. Both terms are defined in the 1995 Incentive Bonus Plan. These "Quota



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Bonus" and "Profit Bonus" amounts will also be applicable for the first five months of 1996. Therefore, if the Company's performance entitles you to 100% of your Quota Bonus and Profit Bonus for your first twelve months of employment, you would receive total cash compensation (base salary plus cash bonus) of $260,000 for that period.

         Your base salary and various target bonus amounts will be subject to review and adjustment after you have been employed by the Company for at least twelve months in accordance with the established procedures set forth by the Company's Compensation Committee of the Board of Directors. If at that time you are serving as the Company's Chief Executive Officer, your base salary will be increased to eighteen thousand dollars ($18,000) per month, less payroll deductions and withholdings, your semi-annual "Quota Bonus amount" will be increased to $36,000 and your semi-annual "Profit Bonus amount" will be increased to $36,000. Therefore, if these increases occur and if the Company's performance entitles you to 100% of your Quota Bonus and Profit Bonus for your first twelve months of employment following these increases, then you would receive total cash compensation (base salary plus cash bonus) of $360,000 for this period.

         3. Compensatory Stock Awards. Upon the commencement of your employment, the Board of Directors agrees to grant to you a stock option to acquire two hundred thousand (200,000) shares of the Company's common stock under the Company's 1989 Stock Option Plan (the "Option Plan"). In the event you are promoted to serve as the Company's Chief Executive Officer and you have completed at least twelve months of employment with the Company, the Board of Directors also agrees to grant to you, as soon as practicable following January 1, 1996, an additional stock option to acquire one hundred thousand (100,000) shares of the Company's common stock under the Option Plan. The exercise price per share of these options shall be equal to one hundred percent (100%) of the fair market value of the Company's common stock as determined under the Plan on the date of grant and in any case not to exceed $30.00 per share. Each option shall vest as to 24% of the shares subject to such option following twelve continuous months of service with the Company beginning on the date of grant (or in the case of your initial option, the day you start work with the Company) and as to an additional 2% for each subsequent month of completed service. Both of these options shall have substantially the same terms and conditions as provided in the standard forms of option agreement for options granted under the Option Plan, except as expressly provided in this agreement.

         4. Relocation Assistance. The Company agrees to purchase your current principal residence in Atlanta, Georgia for a price equal to its current appraised fair market value (as determined by a knowledgeable real estate professional selected by the Company who is agreeable to you). The Company will also provide you with a two hundred thousand dollar ($200,000) interest-bearing mortgage loan to reflect the higher cost of housing in California as well as compensation for the loss of incentive compensation you would have otherwise received from your previous employer. The loan is conditioned on future performance of substantial service provided by you and must be used for a mortgage on your new principal residence. In the event that you are promoted to serve as the Company's Chief Executive Officer, the Company will forgive the interest-bearing mortgage relocation loan plus accrued interest and will pay you an additional two hundred thousand dollars ($200,000), less applicable taxes to cover any taxes as a result of this forgiveness. The Company will also reimburse



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you for your actual costs directly related to the relocation of your family to
California, including such costs as moving expenses, travel and lodging for house hunting trips, temporary housing, and closing costs, but in no event shall the total amount of the Company's reimbursement for such costs exceed one hundred thousand dollars ($100,000).

         5. Supplemental Compensation Guarantee. We understand that by accepting our invitation, you will be giving up the potential receipt of a substantial amount of future compensation under the terms of your current employer's Supplemental Executive Retirement Plan ("SERP"). In order to provide you with compensation for that sacrifice, the Company will guarantee to pay you any amount by which the maximum built-in gain at any time of the shares of the Company's common stock which have vested at that time under the terms of the stock options granted to you by the Company, whether now or in the future (the "Maximum Realizable Gain"), fails to equal or exceed $1,250,000. The time period within which the Maximum Realizable Gain shall be calculated shall begin on the date you commence employment with the Company and end on the date on which all shares subject to these options either have vested or been returned to the Company. Any payment shall be due within 30 days after the date on which all shares subject to these options have vested or, in the event that you are no longer employed by the Company, within 30 days after the date on which all shares subject to these options would have vested had you continued to provide services to the Company.

         However, in the event your employment with the Company is terminated for "Cause," then the Company will have no obligation to pay you any amount under the terms of this section 5. For purposes of this section 5, "Cause" shall mean either (i) conviction of a crime, or entry of a plea of nolo contendere with regard to a crime, involving moral turpitude or dishonesty, or (ii) an intentional, material violation by you of any contract between you and the Company or any statutory duty which you have to the Company which is not corrected within 30 days after notice is provided to you of such a violation. In addition, if you voluntarily decide to terminate your employment with the Company for any reason, then the Company will adjust the amount which would be paid to you as calculated under the previous paragraph by a fraction, the numerator of which is the number of shares subject to your options which have vested and the denominator of which is the total number of shares subject to your option.

         6. Benefits. The Company also will provide you with benefits consistent with the Company's established policies and practice for its senior executives. Details about these benefits are provided in the summary plan descriptions and other communications materials available for your review. Of course, the Company reserves the right to modify any or all of these benefits in the future in its discretion.

         7. At-Will Employment. In order to protect our mutual employment rights, either you or the Company may terminate your employment relationship at any time for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in a writing signed by you and a duly authorized officer of the Company. You agree that for one year following the termination of your employment with the Company, you will not, either directly or through others, solicit or attempt to solicit any employee, consultant or independent contractor of the Company to terminate his



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or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or business entity.

         This Agreement, including the attachments, and your Proprietary Information and Inventions Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment. This Agreement is entered into without reliance upon any promise, warranty or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties, representations or agreements. It may not be amended or modified except by a written instrument signed by you and a duly authorized officer of the Company. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement. This Agreement shall be construed and interpreted in accordance with the laws of the State of California.

         As required by law, this offer of employment is subject to satisfactory proof of your right to work in the United States.

         To indicate your acceptance of our offer under the terms described above, please sign below and return this letter and your signed Proprietary Information and Inventions Agreement to me. I look forward to your favorable reply, and to starting a working relationship which I hope will be successful both for Wonderware and for you.

                                        Very truly yours,

                                        WONDERWARE CORPORATION


                                        /s/ Jay L. Kear       11/28/95
                                        -----------------------------------
                                        Jay L. Kear
                                        Chairman, Executive Committee



Accepted by: /s/ Roy H. Slavin
            -----------------------
             Roy Slavin

Date: 11/28/95